Exhibit 15.1

To the Board of Directors and Stockholders of

Advanced Biomed Inc.

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed consolidated financial statements of Advanced Biomed Inc. and its subsidiaries for the nine-month periods ended March 31, 2023 and 2022, as indicated in our report dated May 19, 2023, except for Note 11 for which the date is August 11, 2023; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
August 28, 2023	Certified Public Accountants
PCAOB ID No. 1171